Meridian Fund

MERIDIAN FUND, INC.

MERIDIAN EQUITY INCOME FUND

MERIDIAN GROWTH FUND

MERIDIAN VALUE FUND

MERIDIAN FUND

INCORPORATED

MEIFX

Prospectus/SAI

Fund Advisor

Financial Reports

Top 10 Holdings

Top 10 Sectors

Open an Account

Press

MERIDIAN EQUITY INCOME FUND VERSUS S&P 500

ANNUALIZED PERFORMANCE

(Period ending December 31, 2012)

1 year

5 years

8.59% 16.00% 2.72% 1.66%

Meridian Equity Income

S&P 500

Meridian Equity Income Fund® is

a no load, diversified mutual fund and began operations on January 31, 2005. The primary objective of the fund is to seek long-term growth of capital and income. Meridian Equity Income invests primarily in equities of companies that pay dividends or interest, have the potential for capital appreciation and which the Investment Adviser believes may have the capacity to raise dividends in the future. Jamie England and Jim O’Connor serve as Co-Portfolio Managers of the Meridian Equity Income Fund. Jamie England became a member of the Aster Investment Management team in 2001 and Jim O’Connor started with the Adviser in 2004.

Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted.

For the most recent performance, please call our shareholder services at 800-446-6662

2012 Income and Capital Gain Distributions

Meridian Equity Income Fund featured in Hannah Hsu’s “Dividends Galore”—

Louis Rukeyser’s Mutual Funds July 2010

Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information

© 2000-2010 Meridian Fund, Inc. All rights reserved.

http://www.meridianfund.com/meifx.cfm

1/4/2013

Meridian Fund

MERIDIAN FUND, INC.

MERIDIAN EQUITY INCOME FUND

MERIDIAN GROWTH FUND

MERIDIAN VALUE FUND

MERIDIAN FUND

INCORPORATED

MERDX

Prospectus/SAI

Fund Advisor

Financial Reports

Top 10 Holdings

Top 10 Sectors

Open an Account

Press

MERIDIAN GROWTH FUND VERSUS S&P 500

ANNUALIZED PERFORMANCE

(Period ending December 31, 2012)

1 year 5 years 10 years

12.27% 16.00% 7.17% 1.66% 11.35% 7.10%

Meridian Growth

S&P 500

Meridian Growth Fund is a

no load, diversified mutual fund and began operations on August 1, 1984. The primary objective of the fund is to seek long-term growth of capital. Meridian Growth invests primarily in growth stocks, including those with small and medium sized market values. Jamie England, William Tao and Larry Cordisco serve as Co-Portfolio Managers of the Meridian Growth Fund. Jamie England became a member of the Aster Investment Management team in 2001. William Tao has steadily worked on the Meridian Growth Fund since he started with the Adviser in 2007. Mr. Cordisco served an analyst with Aster Investment Management from September 2003 to March 2011. He rejoined Aster Investment Management in April 2012.

2012 Income and Capital Gain Distributions

Meridian Growth Fund ranks 9th in U.S. Small Cap category in Christopher Condon’s “The Best Performing Mutual Funds”—

Bloomberg Markets May 2012

Meridian Growth Fund ranks 10th in 20 years performance for Midsize-company funds in “Winners scorecard:

Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted.

For the most recent performance, please call our shareholder services at 800-446-6662

http://www.meridianfund.com/merdx.cfm

1/4/2013

Meridian Fund

Funds with the best returns”—Mutual Funds 2012

Press Release, February 17, 2012. Death of Richard Aster

The 2011 Wall Street Transcript interview with Richard Aster

Meridian Growth Fund is the recipient of the Standard & Poor’s Domestic Equity Mid Cap Fund Silver Award for 2011.

Meridian Growth Fund mentioned in The Kiplinger 25 Update, “A Mixed Bag For Our Picks”. Kiplinger’s Personal Finance November 2011

Richard Aster’s Meridian Growth Fund is mentioned in “What to do with $10,000. Bet on pros who can handle a bear market”.

CNNMoney.com October 19, 2011

Richard Aster of Meridian Growth Fund is quoted in Tim Gray’s “A Master’s Skill, or Just Luck?” www.nytimes.com October 10, 2011

Meridian Growth Fund Ranks In Top Ten U.S. Small Caps, “The Best-Performing Mutual Funds”.—Bloomberg

Markets October 2011

Meridian Growth Fund featured in Kiplinger’s Annual Fund Rankings, “And the Winners Are…”.—Kiplinger’s Personal Finance September 2011

Meridian Growth Fund featured in The Kiplinger

25 Update, “A Mid-Cap Manager Looks Abroad For Growth”.—

Kiplinger’s Personal Finance August 2011

http://www.meridianfund.com/merdx.cfm

1/4/2013

Meridian Fund

Meridian Growth Fund featured in The Motley fool’s, “Here’s what Meridian Growth Fund Bought and Sold Last Quarter”.—www.fool.com June 16, 2011

Meridian Growth Fund included in Ben Baden’s, “50 Best Funds for the Everyday Investor”.—money.usnews.com June 1, 2011

Meridian Growth Fund featured in Marla Brill’s, “Mining Mid-Cap Growth”.—Financial Advisor Magazine June, 2011

Meridian Growth Fund mentioned in Tom Sullivan’s, “A Mid-Cap Moment”.—online.barrons.com April, 2011

Meridian Growth Fund featured in Benjamin Shepherd’s, “Resilient in Tragedy”.—LOUIS

RUKEYER’S MUTUAL FUNDS April, 2011

Meridian Growth Fund included in Todd Rosenbluth’s TRENDS & IDEAS, “Mid-Cap Funds Offering Growth Potential and Dividend Support”.—MarketScope Advisor March 29, 2011

Meridian Growth Fund featured in “This Kiplinger 25 Fund Continues Its Long, Winning Record”.—

Kiplinger.com March 23, 2011

Meridian Growth Fund included in Esther Pak’s

“Small- and Mid-Cap Funds With Moats in the

Making”.—Morningstar March 10, 2011

Meridian Growth Fund ranks in Top Ten for 3 and 20 years performance for midsize-company funds

- Kiplinger’s Mutual

http://www.meridianfund.com/merdx.cfm

1/4/2013

Meridian Fund

Funds 2011 Spring 2011

Morningstar Announces Runner-Up Domestic-Stock Manager of the Year: Richard F. Aster Jr. and William Tao

Meridian Growth Fund’s Richard Aster included in Carolyn Bigda’s “Top Picks From Top Pros”—

Money Magazine Investor’s Guide for 2011 January/February 2011

Meridian Growth Fund’s Richard Aster included in Murray Coleman’s “3 Top-Ranked Funds Led By Long-Tenured Managers” – BARRON’S December 2010

Meridian Growth Fund’s Richard Aster and William Tao included in Russel Kinnel’s “Our Five Nominees for Morningstar Domestic-Stock Manager of the Year”—Morningstar December 2010

Meridian Growth Fund featured in Jonah Keri’s “Meridian Favors the Unassailable Edge”—

Investor’s Business Daily November 2010

Meridian Growth Fund is the recipient of the Standard & Poor’s Domestic Equity Mid Cap Fund Gold Award for 2010.

Meridian Growth Fund profiled by U.S. News Best Funds

Meridian Growth returns to The Kiplinger 25 “Welcome Back Meridian Growth” by Andrew Tanzer—Kiplinger’s Personal Finance August 2010

Meridian Growth Fund featured in Hannah Hsu’s FUND UPDATE—

Louis Rukeyser’s Mutual Funds June 2010

http://www.meridianfund.com/merdx.cfm

1/4/2013

Meridian Fund

Meridian Growth replaces T. Rowe Price Mid-Cap Growth, which is closing to new investors, “Fund Watch: Farewell to a Kiplinger

25 Fund”—

Kiplinger.com May 2010

Meridian Growth Fund included in Money Magazine’s “Money 70: Best Funds Through Thick and Thin”—Money Magazine February 2010

Meridian Growth Fund included in Kiplinger’s Personal Finance “AND THE LEADERS ARE…”, “Meridian Growth shows up on the Small and Midsize Growth Funds winners list over one, ten and twenty years”—

Kiplinger’s Personal Finance September 2009

Meridian Growth Fund mentioned in Dow Jones Newswires “Meridian Growth Fund Goes Against The Tide”—Dow Jones Newswires September 2009

Meridian Growth Fund covered in Louis Rukeyser’s Mutual Funds “Prime Meridian”

- Louis Rukeyser’s Mutual Funds June 2009

Meridian Growth Fund ranked #6 in SmartMoney Magazine’s “100 Best Time-Tested Funds”—SmartMoney Magazine January 2009

The 2007 Wall Street Transcript interview with Richard Aster

Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information

© 2000-2010 Meridian Fund, Inc. All rights reserved.

http://www.meridianfund.com/merdx.cfm

1/4/2013

Meridian Fund

MERIDIAN FUND, INC.

MERIDIAN EQUITY INCOME FUND

MERIDIAN GROWTH FUND

MERIDIAN VALUE FUND

MERIDIAN FUND

INCORPORATED

MVALX

Prospectus/SAI

Fund Advisor

Financial Reports

Top 10 Holdings

Top 10 Sectors

Open an Account

Press

MERIDIAN VALUE FUND VERSUS S&P 500

ANNUALIZED PERFORMANCE

(Period ending December 31, 2012)

1 year 5 years 10 years

17.42% 16.00% 2.28% 1.66% 8.61% 7.10%

Meridian Value

S%P 500

Meridian Value Fund is a no-load,

diversified mutual fund, and began operations on February 10, 1994. The primary objective of the fund is to seek long-term growth of capital. Meridian Value invests primarily in equities of companies which are, we believe, undervalued in relation to the company’s long-term earning power or asset value, or the stock market in general. This may include companies which have suffered earnings declines but which are, we believe, positioned to resume long-term growth. Investments include equities across all market capitalizations and industry groups. Jamie England and Jim O’Connor serve as Co-Portfolio Managers of the Meridian Value Fund.

2012 Income and Capital Gain Distributions

Meridian Value Fund ranked #2 in Forbes Magazine’s Mutual Funds ‘09 “The Honor Roll”—Forbes Magazine February 2009

Meridian Value Fund wins Lipper Award for consistent investment performance for the 10 year period ending December 31, 2008.

The 2008 Wall Street Transcript interview with James England

Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted.

For the most recent performance, please call our shareholder services at 800-446-6662

Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information

© 2000-2010 Meridian Fund, Inc. All rights reserved.

http://www.meridianfund.com/mvalx.cfm

1/4/2013

Meridian Fund

MERIDIAN FUND, INC.

MERIDIAN EQUITY INCOME FUND

MERIDIAN GROWTH FUND

MERIDIAN VALUE FUND

MERIDIAN FUND

INCORPORATED

INVESTMENT PHILOSOPHY

OPEN AN ACCOUNT

SHAREHOLDER SERVICES

PRIVACY POLICY

Short Term Trading Policy

DISCLOSURE OF PORTFOLIO HOLDINGS

PROXY VOTING

TAX INFORMATION

Daily Prices

MERDX MEIFX

MVALX

Sign Up For Email Alerts

Welcome to the Meridian Funds

Meridian Fund, Inc. has been running mutual funds for over twenty years. The Meridian Growth Fund started in 1984, the Meridian Value Fund in 1994, and our newest, the Meridian Equity Income Fund, on January 31, 2005.

We believe our Investment Philosophy is a wise way to invest.

Please take a moment to find out more about our firm and our funds, and why you should consider making Meridian Funds part of your investment portfolio.

In the News

2012 Income and Capital Gain Distributions

All Proposals Approved at Shareholder Meeting

Meridian Growth Fund ranks 9th in U.S. Small Cap category in Christopher Condon’s “The Best Performing Mutual Funds”—Bloomberg Markets May 2012

Meridian Growth Fund ranks 10th in 20 years performance for Midsize-company funds in “Winners scorecard: Funds with the best returns”—Mutual Funds 2012

Press Release, February 17, 2012. Death of Richard Aster The 2011 Wall Street Transcript interview with Richard Aster 2011 Income and Capital Gain Distributions

Meridian Growth Fund is the recipient of the Standard & Poor’s Domestic Equity Mid Cap Fund Silver Award for 2011.

Meridian Growth Fund mentioned in The Kiplinger 25 Update, “A Mixed Bag For Our Picks”. Kiplinger’s Personal Finance November 2011

Richard Aster’s Meridian Growth Fund is mentioned in “What to do with $10,000. Bet on pros who can handle a bear market”. CNNMoney.com October 19, 2011

Richard Aster of Meridian Growth Fund is quoted in Tim Gray’s “A Master’s Skill, or Just Luck?” www.nytimes.com October 10, 2011

Meridian Growth Fund Ranks In Top Ten U.S. Small Caps, “The Best-Performing Mutual Funds”.—Bloomberg Markets October 2011

Meridian Growth Fund featured in Kiplinger’s Annual Fund Rankings, “And the Winners Are…”.—Kiplinger’s Personal Finance September 2011

Meridian Growth Fund featured in The Kiplinger 25 Update, “A Mid-Cap Manager Looks

Abroad For Growth”.—Kiplinger’s Personal Finance August 2011

Meridian Growth Fund featured in The Motley fool’s, “Here’s what Meridian Growth Fund Bought and Sold Last Quarter”.—www.fool.com June 16, 2011

http://www.meridianfund.com/default.cfm

1/4/2013

Meridian Fund

Meridian Growth Fund included in Ben Baden’s, “50 Best Funds for the Everyday

Investor”.—money.usnews.com June 1, 2011

Meridian Growth Fund featured in Marla Brill’s, “Mining Mid-Cap Growth”.—Financial Advisor Magazine June, 2011

Meridian Growth Fund mentioned in Tom Sullivan’s, “A Mid-Cap Moment”.—online.barrons.com April, 2011

Meridian Growth Fund featured in Benjamin Shepherd’s, “Resilient in Tragedy”.—

LOUIS RUKEYER’S MUTUAL FUNDS April, 2011

Meridian Growth Fund included in Todd Rosenbluth’s TRENDS & IDEAS, “Mid-Cap Funds Offering Growth Potential and Dividend Support”.—MarketScope Advisor March

29, 2011

Meridian Growth Fund featured in “This Kiplinger 25 Fund Continues Its Long, Winning

Record”.—Kiplinger.com March 23, 2011

Meridian Growth Fund included in Esther Pak’s “Small- and Mid-Cap Funds With Moats in the Making”.—Morningstar March 10, 2011

Meridian Growth Fund ranks in Top Ten for 3 and 20 years performance for midsize-company funds—Kiplinger’s Mutual Funds 2011 Spring 2011

Morningstar Announces Runner-Up Domestic-Stock Manager of the Year: Richard F. Aster Jr. and William Tao

Meridian Growth Fund’s Richard Aster included in Carolyn Bigda’s “Top Picks From Top Pros”—Money Magazine Investor’s Guide for 2011 January/February 2011

Meridian Growth Fund’s Richard Aster included in Murray Coleman’s “3 Top-Ranked Funds Led By Long-Tenured Managers” – BARRON’S December 2010

Meridian Growth Fund’s Richard Aster and William Tao included in Russel Kinnel’s “Our Five Nominees for Morningstar Domestic-Stock Manager of the Year”—Morningstar December 2010

Meridian Growth Fund featured in Jonah Keri’s “Meridian Favors the Unassailable

Edge”—Investor’s Business Daily November 2010

Meridian Growth Fund is the recipient of the Standard & Poor’s Domestic Equity Mid Cap Fund Gold Award for 2010.

Meridian Growth Fund profiled by U.S. News Best Funds

Meridian Growth returns to The Kiplinger 25 “Welcome Back Meridian Growth” by Andrew Tanzer—Kiplinger’s Personal Finance August 2010

Meridian Equity Income Fund featured in Hannah Hsu’s “Dividends Galore”—Louis Rukeyser’s Mutual Funds July 2010

Meridian Growth Fund featured in Hannah Hsu’s FUND UPDATE—Louis Rukeyser’s Mutual Funds June 2010

Meridian Growth replaces T. Rowe Price Mid-Cap Growth, which is closing to new investors, “Fund Watch: Farewell to a Kiplinger 25 Fund”—Kiplinger.com May 2010

Meridian Growth Fund included in Money Magazine’s “Money 70: Best Funds Through Thick and Thin”—Money Magazine February 2010

2009 Income and Capital Gain Distributions

Meridian Growth Fund included in Kiplinger’s Personal Finance “AND THE LEADERS ARE…”, “Meridian Growth shows up on the Small and Midsize Growth Funds winners list over one, ten and twenty years”—Kiplinger’s Personal Finance September 2009

Meridian Growth Fund mentioned in Dow Jones Newswires “Meridian Growth Fund

http://www.meridianfund.com/default.cfm

1/4/2013

Meridian Fund

Goes Against The Tide”—Dow Jones Newswires September 2009

Meridian Growth Fund covered in Louis Rukeyser’s Mutual Funds “Prime Meridian”—

Louis Rukeyser’s Mutual Funds June 2009

Meridian Value Fund ranked #2 in Forbes Magazine’s Mutual Funds ‘09 “The Honor Roll”—Forbes Magazine February 2009

Meridian Growth Fund ranked #6 in SmartMoney Magazine’s “100 Best Time-Tested Funds”—SmartMoney Magazine January 2009

Meridian Value Fund wins Lipper Award for consistent investment performance for the 10 year period ending December 31, 2008.

The 2008 Wall Street Transcript interview with James England

The 2007 Wall Street Transcript interview with Richard Aster

Meridian Growth Fund’s Rick Aster is profiled in Investor Relations Magazine’s

“Consistency King”—IR Magazine September 2007

Meridian Growth Fund included in Kiplinger’s Mutual Funds 2007 Magazine’s “15 funds we love”—Kiplinger’s Mutual Funds 2007 Magazine Spring 2007

Meridian Growth Fund included in SmartMoney Magazine’s “The 35 Best Mutual Funds”

– SmartMoney Magazine February 2007

Meridian Growth Fund included in Money Magazine’s “Money 70: The best mutual funds you can buy” – Money Magazine January 2007

Meridian Growth Fund included in Consumer Reports List of Top Funds – Consumer Reports January 2007

The 2006 Wall Street Transcript interview with Jamie England Rick Aster added to Guru Hall of Fame list The Wall Street Transcript interview with Richard Aster

Meridian Value Fund included in New ‘superstar portfolio’ strategy – MarketWatch September 11, 2006

Paul Farrell picked the Meridian Value Fund out of 185 MidCap Blend stock funds. The article states that the Meridian Value Fund is tops with a whopping 17.4% average return for the past 10 years.

Meridian Growth and Meridian Value Funds included in Money65 list—Money February

2006

Meridian Growth Fund included in Kiplinger’s TOP 15 Picks—Kiplinger’s Mutual Funds 2006

Meridian Growth Fund included in 2006 USA Today All-Star Mutual Funds—USA Today March 3, 2006

Lipper Ranks Meridian Value Fund Number One

(© 2006 REUTERS. Click for Restrictions)

Meridian Value Fund tops list in “SmartMoney Fund Screen/Long-Term Winners”

More Articles Featuring Meridian

Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information

© 2000-2010 Meridian Fund, Inc. All rights reserved.

http://www.meridianfund.com/default.cfm

1/4/2013